Exhibit 3.1

Amendment to Bylaws of Realty Income Corporation

April 15, 2014

The Board of Directors of Realty Income Corporation approved the following amendment to the Amended and Restated Bylaws, as amended, of Realty Income Corporation (the “Bylaws”), effective as of the date of the Corporation’s next Annual Meeting of Stockholders, which is expected to occur on May 6, 2014:

1.            The first two sentences of Article IV, Section 2 of the Bylaws are hereby deleted, and the following is inserted in lieu thereof:

At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board may establish, increase or decrease the number of directors, provided that the number thereof shall not be less than the minimum number required by the Maryland General Corporation Law (“MGCL”), nor more than 15; and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.